 EXHIBIT 99.1

Bezeq - The Israel Telecommunication Corp. Ltd. (the “Company”)

To:	The Tel Aviv Stock Exchange
The Israeli Securities Authority

ilAA rating for new bond issues up to NIS 800 million par value

Standard & Poor’s Maalot hereby announces an ilAA rating for bond issues up to NIS 800 million par value, to be issued by Bezeq-The Israeli Telecommunications Corp. Ltd. (ilAA/Stable) in two new bond series: Series 9 and 10.

The proceeds from the bond issues are earmarked for the company’s current needs, including recycling existing debt.

For further details on the rating for Bezeq- The Israeli Telecommunications Corp. Ltd., see the rating report from 21 April 2015.

The above summary constitutes a translated summary of Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.